UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 April 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N E W S R E L E A S E

14 April 2015

CRH plc

INTERIM MANAGEMENT STATEMENT
NOTIFICATION

CRH plc will issue an Interim Management Statement at 07:00 BST on
Wednesday, 6 May 2015.

CRH plc will host an analysts' conference call at 08:00 BST on
Wednesday, 6 May 2015 to discuss the statement.

Pre-registration for this call is available at: https://jsp.premiereglobal.ie/webrsvp/register?conf_id=7020879

To register on the day please use the details below:
Dial in: +353 (0)1 2465603
Passcode: 7020879

Conference call playback will be available following the call until 5 June 2015 by dialing +353 (0)1 4860902. The Passcode is 7020879.

For further information contact the Investor Relations team on +353 1 404 1180.

----------

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 14 April 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director